UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of November 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated November 3, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:November 3, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for October 2015

Mumbai, November 3, 2015: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for October 2015

Category	Vehicle Model	Production		Domestic Sales		Exports
		OCT 2014	OCT 2015	OCT 2014	OCT 2015	OCT 2014	OCT 2015
Micro	NANO	1659	2509	1654	2300	7	1
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT	8981	8308	7864	8749	81	322
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	1288	0	76	0	99	38
UV1	SUMO	1337	872	980	821	48	0
UV2	SAFARI, SUMO GRANDE, MOVUS	850	867	870	868	38	2
UV3	ARIA, XENON	34	7	25	9	6	0
V1	VENTURE	40	33	42	51	0	0
V2	ACE MAGIC, MAGIC IRIS	2131	1459	2154	1539	5	10
N1- A1	ACE, ACE EX, ACE Zip	10850	8248	10657	6910	1210	1420
N1- A2	Super ACE, TATA207, XENON, Winger DV	2032	2870	1844	2321	1061	1080
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	140	256	100	173	42	0
M2- A2	Winger 14 seats, SFC407, CityRide	147	212	137	162	24	0
N2- A1	SFC407, LPT407	1055	694	1248	1585	81	37
N2- A2	SFC709, LPT709	762	996	276	309	119	99
N2- A3	LPT9109	492	569	289	507	196	165
N2- A4	LPT1109	242	499	987	1084	79	150
M3- A2	LP709, SFC410, LP410	410	150	481	616	19	91
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	200	254	297	495	57	70
M3- C2	LPO1512, LPO1612, Starbus, Divo	524	236	542	514	245	338
N3- A1	LPT1613, LPK1616, SK1613	2812	1909	1567	1864	346	477
N3- B1(a)	LPT2518, LPK2518	2918	2255	2881	3052	105	133
N3- B1(b)	LPT3118	2660	2593	2495	2773	164	0
N3- B2(b)	LPS3518. LPS3015, LPS3516	170	400	282	293	3	25
N3-B2(d)	LPS4018, LPS4023	905	1889	994	1772	3	106
N3- B2(e)	LPS4928	107	64	18	150	21	5

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	210	189	235	219	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.